

May 8, 2014

<u>Via E-Mail</u>
Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

> **Re:** **GrafTech International Ltd.**
> **DFAN14A filed April 22, 2014**
> **Correspondence dated May 8, 2014**
> **Filed by Nathan Milikowsky et al**
> **File No. 001-13888**

Dear Mr. Fraidin:

We are in receipt of your letter dated today which supplements our telephone conversation on Tuesday, May 6, 2014 concerning the definitive additional proxy materials filed on April 22, 2014. As you know, those materials include an email from Mr. Nathan Milikowsky to W. Whitney George at Graftech shareholder Royce & Associates attributing to Mr. George certain statements concerning Mr. Milikowsky.

We understand that by letter dated April 24, 2014 which has not been made public, Mr. George has specifically refuted the statements attributed to him and has clarified what he stated regarding Mr. Milikowsky's role as a future director of Graftech. Rule 14a-9 requires a filer engaged in a proxy solicitation to "correct any statement in [an] earlier communication … which has become false or misleading." We believe that the disclosure in your April 22, 2014 proxy materials should be updated to reflect the receipt of additional information i.e. the April 24, 2014 letter from Mr. George.

If you have any questions please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions